SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of June 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: June 23, 2006

                              HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA

(REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO THE REPEATED FIFTY-FOURTH (54th) ORDINARY GENERAL ASSEMBLY

(FISCAL YEAR 1/1/2005 – 31/12/2005)

Pursuant to the Law and the Articles of Association and following resolution no 2754 of the Board of Directors, dated 22/06/2006 (agenda item 3), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to the Repeated fifty-fourth (54th) Ordinary General Assembly, on July 6, 2006, at 16:00 hours, at the company’s headquarters (99, Kifissias Ave – Athens), in order to discuss and decide upon the following:

1.

Cancellation of 432,490 own shares following the three-year period since their acquisition with subsequent reduction of share capital (article 5 of the Company’s Articles of Association) by an amount equal to the one of the shares cancelled, as per Article 16, para. 12 of Codified Law 2190/1920; transfer of the purchase proceeds to extraordinary reserves,

2.

Approval of Amendments to the following Articles of Association: 5 (Share Capital), 25 (Absolute Chorum and Majority) and 33 (Profits Distribution), which following the amendments and remuneration approved by the 54th Annual General Assembly of Shareholders Meeting of June 22, 2006, are numbered 5, 24 and 32, respectively. Codification of the Articles of Association.

3.

Authorization of the Board of Directors to increase the company’s share capital or issue new shares, bond loans for amounts equal to the said share capital, as it was on the day of the said resolution of the General Assembly, within five (5) years from a related resolution of the General Assembly, pursuant to Article 13, para. 1, intent b), in conjunction with Article 3a, para. 1, intent b) of the Codified Law 2190/1920, in conjunction with the appropriate provisions of the Articles of Association.

4.

Miscellaneous announcements

In order to participate, in person or by proxy, in the said Ordinary General Assembly, Shareholders must have seen to the following:

—

If they have converted their OTE shares into book entry form, but the said shares are not on their Depository Account, Shareholders must obtain from their Depository Participant certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the General Assembly

—

If they have converted their OTE shares into book entry form, and the said shares are on their Depository Account, Shareholders must obtain from the Central Securities Depository Office SA certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification as well as a duly authorized proxy form, with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the General Assembly

—

If they have not converted their shares into book entry form, they must deposit their share certificates with any bank in Greece or abroad, or the Consignations and Loans Fund, or OTE’s Treasury (99, Kifissias Ave. – Maroussi), or OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time for the Ordinary General Assembly.  By the same deadline, Shareholders must also have deposited their Share Depository Receipts as well as the proxy form with the OTE Share Registration Office, at 15, Stadiou Street – Athens.

MAROUSI, 23/6/2006

P. VOURLOUMIS

CHAIRMAN OF THE BOARD – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 23, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer

End of Filing